UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-36531, 333-201255 and 333-188062

AMSURG CORP.

and the subsidiary guarantors listed on Schedule A

(Exact name of registrant as specified in its charter)

1A Burton Hills Boulevard

Nashville, Tennessee 37215

(615) 665-1283

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

5.250% Mandatory Convertible Preferred Stock, Series A-1, no par value

5.625% Senior Notes due 2022 (and Guarantees by Co-Registrants with respect thereto)

5.625% Senior Notes due 2020 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value — 0 holders

5.250% Mandatory Convertible Preferred Stock, Series A-1, no par value — 0 holders

5.625% Senior Notes due 2022 — 54 holders

5.625% Senior Notes due 2020 — 14 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Envision Healthcare Corporation, as successor by merger to AmSurg Corp., and each co-registrant listed on Schedule A hereto has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISION HEALTHCARE CORPORATION, as successor by merger to AmSurg Corp. Each Co-Registrant listed on Schedule A hereto

December 13, 2016	By:	/s/ Claire M. Gulmi
		Name:	Claire M. Gulmi
		Title:	Executive Vice President and Chief Financial Officer of Envision Healthcare Corporation

Schedule A

Table of Co-Registrants

Exact Name of Registrant Guarantor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Formation	I.R.S. Employer Identification Number
AmSurg Holdings, Inc. (1)	Delaware	62-1595888
AmSurg Anesthesia Management Services, LLC (1)	Tennessee	27-1174941
AmSurg EC Topeka, Inc. (1)	Tennessee	62-1512093
AmSurg EC St. Thomas, Inc. (1)	Tennessee	62-1511996
AmSurg EC Beaumont, Inc. (1)	Tennessee	62-1524208
AmSurg KEC, Inc. (1)	Tennessee	62-1510489
AmSurg EC Santa Fe, Inc. (1)	Tennessee	62-1523398
AmSurg EC Washington, Inc. (1)	Tennessee	62-1506354
AmSurg Torrance, Inc. (1)	Tennessee	62-1545685
AmSurg Abilene, Inc. (1)	Tennessee	62-1555413
AmSurg Suncoast, Inc. (1)	Tennessee	62-1555677
AmSurg Lorain, Inc. (1)	Tennessee	62-1595307
AmSurg La Jolla, Inc. (1)	Tennessee	62-1625304
AmSurg Hillmont, Inc. (1)	Tennessee	62-1632685
AmSurg Palmetto, Inc. (1)	Tennessee	62-1647404
AmSurg Northwest Florida, Inc. (1)	Tennessee	62-1519549
AmSurg Ocala, Inc. (1)	Tennessee	62-1650493
AmSurg Maryville, Inc. (1)	Tennessee	62-1586143
AmSurg Miami, Inc. (1)	Tennessee	62-1598504
AmSurg Burbank, Inc. (1)	Tennessee	62-1619548
AmSurg Melbourne, Inc. (1)	Tennessee	62-1625312
AmSurg El Paso, Inc. (1)	Tennessee	62-1711537
AmSurg Crystal River, Inc. (1)	Tennessee	62-1666189
AmSurg Abilene Eye, Inc. (1)	Tennessee	62-1692556
AmSurg Inglewood, Inc. (1)	Tennessee	62-1814134
AmSurg Glendale, Inc. (1)	Tennessee	62-1807967
AmSurg San Antonio TX, Inc. (1)	Tennessee	20-0075736
AmSurg San Luis Obispo CA, Inc. (1)	Tennessee	20-1965555
AmSurg Temecula CA, Inc. (1)	Tennessee	20-0095263
AmSurg Escondido CA, Inc. (1)	Tennessee	20-1626979
AmSurg Scranton PA, Inc. (1)	Tennessee	20-2853308
AmSurg Arcadia CA Inc. (1)	Tennessee	20-4483684
AmSurg Main Line PA, Inc. (1)	Tennessee	20-5408469
AmSurg Oakland CA, Inc. (1)	Tennessee	20-5645841
AmSurg Lancaster PA, Inc. (1)	Tennessee	20-5988960
AmSurg Pottsville PA, Inc. (1)	Tennessee	26-0303835
AmSurg Glendora CA, Inc. (1)	Tennessee	20-5732564
AmSurg Kissimmee FL, Inc. (1)	Tennessee	62-1567628
AmSurg Altamonte Springs FL, Inc. (1)	Tennessee	26-0289067
AmSurg New Port Richey FL, Inc. (1)	Tennessee	62-1612176
AmSurg EC Centennial, Inc. (1)	Tennessee	62-1511980
AmSurg Naples, Inc. (1)	Tennessee	62-1659906
Illinois NSC, Inc. (1)	Tennessee	20-2393903
NSC Healthcare, Inc. (1)	Tennessee	84-1209756
NSC RBO West, LLC (1)	Tennessee	26-3816052
NSC RBO East, LLC (1)	Tennessee	27-3205481
Long Beach NSC, LLC (1)	Tennessee	20-1048768
Torrance NSC, LLC (1)	Tennessee	20-1048801
Davis NSC, LLC (1)	Tennessee	20-5451784

Fullerton NSC, LLC (1)	Tennessee	20-3435683
San Antonio NSC, LLC (1)	Tennessee	20-0322582
Austin NSC, LLC (1)	Tennessee	20-4942934
Twin Falls NSC, LLC (1)	Tennessee	20-8086602
Ardmore NSC, LLC (1)	Tennessee	26-1651465
Kenwood NSC, LLC (1)	Tennessee	26-3055899
Towson NSC, LLC (1)	Tennessee	20-0314129
Wilton NSC, LLC (1)	Connecticut	26-1653853
NSC West Palm, LLC (1)	Tennessee	76-0740666
Tampa Bay NSC, LLC (1)	Tennessee	20-3447384
Coral Springs NSC, LLC (1)	Tennessee	26-1649639
Weston NSC, LLC (1)	Tennessee	26-3435641
AmSurg Fresno CA, Inc. (1)	Tennessee	46-1290033
Austin NSC, L.P. (1)	Texas	20-4943017
AmSurg Colton CA, Inc. (1)	Tennessee	46-1462856
AmSurg Rockledge FL Anesthesia, LLC	Tennessee	46-1848471
AmSurg Fresno Endoscopy, Inc. (1)	Tennessee	46-4319557
AmSurg Temecula II, Inc. (1)	Tennessee	46-4137624
AmSurg Finance, Inc. (1)	Tennessee	47-2039667
SHI II, LLC (1)	Tennessee	47-2039767
All Women’s Healthcare Holdings, Inc. (2)	Delaware	13-4271816
All Women’s Healthcare, Inc. (2)	Florida	42-1612456
All Women’s Healthcare of Dade, Inc. (2)	Florida	45-0530994
All Women’s Healthcare of Sawgrass, Inc. (2)	Florida	42-1612467
All Women’s Healthcare of West Broward, Inc. (2)	Florida	42-1612462
All Women’s Healthcare Services, Inc. (2)	Florida	45-0530996
Anesthesiologists of Greater Orlando, Inc. (2)	Florida	59-3542796
Anesthesiology Associates of Tallahassee, Inc. (2)	Florida	59-2970442
Bethesda Anesthesia Associates, Inc. (2)	Florida	26-2588869
Boca Anesthesia Service, Inc. (2)	Florida	65-0126861
Discovery Clinical Research, Inc. (2)	Florida	20-1105922
Drs. Ellis, Rojas, Ross & Debs, Inc. (2)	Florida	59-1205165
Flamingo Anesthesia Associates, Inc. (2)	Florida	26-2804804
FM Healthcare Services, Inc. (2)	Florida	27-3515257
FO Investments, Inc. (2)	Florida	27-3515505
FO Investments II, Inc. (2)	Florida	45-2641534
FO Investments III, Inc. (2)	Florida	35-2438641
FMO Healthcare Holdings, Inc. (2)	Delaware	27-3515065
Global Surgical Partners, Inc. (2)	Florida	65-0903559
Greater Florida Anesthesiologists, LLC (2)	Florida	27-0602251
Gynecologic Oncology Associates, Inc. (2)	Florida	59-2026996
Jacksonville Beaches Anesthesia Associates, Inc. (2)	Florida	26-2664313
Jupiter Anesthesia Associates, L.L.C. (2)	Florida	26-1150385
Jupiter Healthcare, LLC (2)	Florida	90-0997040
New Generations Babee Bag, Inc. (2)	Florida	65-0878152
North Florida Perinatal Associates, Inc. (2)	Florida	46-3234701
Parity Healthcare, Inc. (2)	Florida	65-0360536
Partners in Medical Billing, Inc. (2)	Florida	46-0638530
Physician Office Partners, Inc. (2)	Kansas	74-3050016
Sheridan Anesthesia Services of Alabama, Inc. (2)	Florida	46-1476545
Sheridan Anesthesia Services of Louisiana, Inc. (2)	Florida	27-0983154
Sheridan Anesthesia Services of Oklahoma, Inc. (2)	Florida	46-1722747
Sheridan Anesthesia Services of Virginia, Inc. (2)	Florida	27-1895603
Sheridan Children’s Healthcare Services, Inc. (2)	Florida	59-2347217
Sheridan Children’s Healthcare Services of Arizona, Inc. (2)	Florida	47-1934541
Sheridan Children’s Healthcare Services of Louisiana, Inc. (2)	Florida	46-2773044

Sheridan Children’s Healthcare Services of New Mexico, Inc. (2)	Florida	83-0401457
Sheridan Children’s Healthcare Services of Virginia, Inc. (2)	Florida	01-0622481
Sheridan Clinical Research, Inc. (2)	Florida	65-1096710
Sheridan Emergency Physician Services, Inc. (2)	Florida	65-1057394
Sheridan Emergency Physician Services of North Missouri, Inc. (2)	Florida	46-5538742
Sheridan Emergency Physician Services of Missouri, Inc. (2)	Florida	46-0617801
Sheridan Emergency Physician Services of South Florida, Inc. (2)	Florida	46-2743595
Sheridan Healthcare, Inc. (2)	Delaware	04-3252967
Sheridan Healthcare of Louisiana, Inc. (2)	Florida	90-0196583
Sheridan Healthcare of Missouri, Inc. (2)	Florida	20-3109582
Sheridan Healthcare of Vermont, Inc. (2)	Florida	20-4063600
Sheridan Healthcare of Virginia, Inc. (2)	Florida	27-1931953
Sheridan Healthcare of West Virginia, Inc. (2)	West Virginia	65-1028803
Sheridan Healthcorp, Inc. (2)	Florida	59-0971075
Sheridan Healthcorp of California, Inc. (2)	California	46-4126626
Sheridan Healthy Hearing Services, Inc. (2)	Florida	27-0417898
Sheridan Holdings, Inc. (2)	Delaware	13-4056438
Sheridan InvestCo, LLC (2)	Delaware	46-3274828
Sheridan Radiology Services, Inc. (2)	Delaware	20-8211626
Southeast Perinatal Associates, Inc. (2)	Florida	65-0363303
Sunbeam Asset LLC (2)	Delaware	26-0312608
Tennessee Valley Neonatology, Inc. (2)	Florida	27-5404223
Tiva Healthcare, Inc. (2)	Florida	04-3721686
Sunbeam Intermediate Holdings, Inc. (2)	Delaware	26-0206257
Sunbeam Primary Holdings, Inc. (2)	Delaware	26-1126836
Anesthesia and Pain Management Services of California, Inc. (2)	California	46-3806338
Anesthesiology of Jupiter, P.A. (2)	Florida	65-0163043
Comprehensive Pain Medicine, Inc. (2)	Florida	59-3129628
Comprehensive Teleradiology Solutions, Inc. (2)	Florida	80-0953054
Coral Anesthesia Associates, Inc. (2)	Florida	45-4660785
Florida United Radiology, L.C. (2)	Florida	65-0887466
New Jersey Healthcare Specialists, P.C. (2)	New Jersey	22-1948732
ICS Radiology, Inc. (2)	Florida	45-3356647
Interventional Rehabilitation of South Florida, Inc. (2)	Florida	65-0867955
Jupiter Imaging Associates, Inc. (2)	Florida	65-0164050
Medical Anesthesia Consultants Medical Group, Inc. (2)	California	68-0117704
North Texas Perinatal Associates, P.A. (2)	Texas	75-2382044
Pain Physicians of Central Florida, P.A. (2)	Florida	45-3912103
Sheridan Acquisition Associates, P.A. (2)	Florida	20-5641357
Sheridan Acquisition Associates II, P.A. (2)	Florida	26-1219178
Sheridan Anesthesia Services of Maryland, P.C. (2)	Maryland	36-4551536
Sheridan Anesthesia Services of Minnesota, P.C. (2)	Minnesota	46-1877451
Sheridan Children’s Healthcare Services of Colorado, P.C. (2)	Colorado	20-8050077
Sheridan Children’s Healthcare Services of New Jersey, P.C. (2)	New Jersey	27-2500879
Sheridan Children’s Healthcare Services of North Carolina, P.A. (2)	North Carolina	57-1195202
Sheridan Children’s Healthcare Services of South Carolina, P.A. (2)	South Carolina	46-0667408
Sheridan Children’s Healthcare Services of Tennessee, P.C. (2)	Tennessee	45-4252387
Sheridan Critical Care Services, P.A. (2)	Florida	46-3895683
Sheridan Emergency Physician Services of Georgia, LLC (2)	Georgia	26-4498219
Sheridan Emergency Physician Services of South Carolina, P. A. (2)	South Carolina	46-1302162
Sheridan Emergency Physician Services of South Dade, Inc. (2)	Florida	20-4859734
Sheridan Healthcare of Arkansas, P.A. (2)	Arkansas	86-1112056
Sheridan Healthcare of Connecticut, P.C. (2)	Connecticut	61-1441438
Sheridan Healthcare of Massachusetts, P.C. (2)	Massachusetts	26-1602923
Sheridan Healthcare of North Texas, P.A. (2)	Texas	03-0509857
Sheridan Healthcare of Texas, P.A. (2)	Texas	65-0603121

Sheridan Radiology Services of Central Florida, Inc. (2)	Florida	20-8251783
Sheridan Radiology Services of Kentucky, Inc. (2)	Florida	27-2107170
Sheridan Radiology Services of Pinellas, Inc. (2)	Florida	38-3883031
Sheridan Radiology Services of South Florida, Inc. (2)	Florida	20-5890948
Tri-County Pain Management, P.A. (2)	New Jersey	83-0375709

(1)	The address, including zip code, and telephone number, including area code, of this additional registrant’s principal executive offices is: c/o Envision Healthcare Corporation, 1A Burton Hills Boulevard, Nashville, Tennessee 37215, (615) 665-1283.

The name, address, including zip code, and telephone number, including area code, of agent for service of this additional registrant is:

Claire M. Gulmi

Executive Vice President and Chief Financial Officer

1A Burton Hills Boulevard

Nashville, Tennessee 37215

(615) 665-1283

With copies to:

J. James Jenkins, Jr., Esq.

Bass, Berry & Sims PLC

150 Third Avenue South Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

(2)	The address, including zip code, and telephone number, including area code, of this additional registrant’s principal executive offices is: c/o Sheridan Healthcare, 7700 West Sunrise Boulevard, Plantation, Florida 33322, (800) 437-2672.

The name, address, including zip code, and telephone number, including area code, of agent for service of this additional registrant is:

Jillian E. Marcus, Esq.

General Counsel, Physician Services

7700 West Sunrise Boulevard

Plantation, Florida 33322

(800) 437-2672

With copies to:

J. James Jenkins, Jr., Esq.

Bass, Berry & Sims PLC

150 Third Avenue South Suite 2800

Nashville, Tennessee 37201

(615) 742-6200